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                             July 13, 2023

       Conor Fennerty
       Chief Financial Officer
       SITE Centers Corp.
       3300 Enterprise Parkway
       Beachwood, OH 44122

                                                        Re: SITE Centers Corp.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 8-K filed
April 25, 2023
                                                            File No. 001-11690

       Dear Conor Fennerty:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 8-K filed April 25, 2023

       Exhibit 99.1 Quarterly Financial Supplement Dated as of March 31, 2023 Site Centers Corp. Same Store Metrics, page 11

   1. We note the reconciliation of SSNOI at both 100% and SITE Share on page 11 of your
                                                        Quarterly Financial
Supplement. It appears your presentation both:
                                                            Combines
consolidated results with 100% of the operating results of your unconsolidated
joint ventures and;
                                                            Reflects your share
of unconsolidated joint ventures as though they are consolidated on a proportionate
share basis.
                                                        Please tell us how you
determined this presentation is consistent with Question 100.04 of the Division's
Compliance and Disclosure Interpretations for Non-GAAP Financial
                                                        Measures.
 Conor Fennerty
FirstName  LastNameConor Fennerty
SITE Centers  Corp.
Comapany
July       NameSITE Centers Corp.
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Robert Telewicz at
202-551-
3438 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction